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                                   EXHIBIT 20

                       Press Release dated June 16, 1997


FOR IMMEDIATE RELEASE                    CONTACT:  JERRY BAUM, PRESIDENT AND CEO
                                                            OR
                                                   DAVID L. CRABB, CFO
                                                            AT
                                                      (605) 341-7738

JUNE 16, 1997

     (Rapid City, SD) Concorde Gaming Corporation (OTC: CGAM) today announced the closing of an asset exchange with the North Star Casino Limited Liability Company, a Colorado limited liability company. North Star owns and operates the "Golden Gates Casino" a casino in Black Hawk, Colorado, The Asset Exchange Agreement provides that the Company will exchange its video lottery route operations in South Dakota for the assets and operations of the Golden Gates Casino. In addition, Concorde will pay $870,000 in cash, assume approximately $380,000 in liabilities and issue 1,743,330 shares of the Company's common stock to North Star.

     A condition to the Company's ownership of the Golden Gates Casino is the Company's licensing by the Colorado Gaming Commission. In the event that the Company is not licensed by the Colorado Gaming Commission, then North Star will pay Concorde $1.6 million for the South Dakota video lottery assets.

     Jerry Baum, President and Chief Executive Officer, said, "This is the first step in the Company's plan to divest its video lottery operations and to focus its efforts and resources on the ownership and operation of gaming establishments, an area the Company has an established expertise. In addition, the economics of owning and operating gaming establishments are substantially better than the South Dakota video lottery operation where South Dakota's share was 50% and the better locations were harder to retain."

     Mr. Baum stated "We feel that the Golden Gates Casino presents a real growth opportunity for the Company. We have reviewed Golden Gates' operations and plan to make certain changes to ensure that it will become one of the premier casinos in Black Hawk."

     Black Hawk is located approximately 30 miles west of Denver, Colorado. Colorado allows limited stakes gaming through electronic games of chance, blackjack and poker in Cripple Creek, Black Hawk and Central City.

     Concorde Gaming Corporation is a gaming development and management company.